February 28, 2020

Fraser Atkinson
Chief Executive Officer
GreenPower Motor Company Inc.
#240 - 209 Carrall Street
Vancouver, British Columbia V6B 2J2, Canada

       Re: GreenPower Motor Company, Inc.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed February 21, 2020
           File No. 333-236252

Dear Mr. Atkinson:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amended Form F-1 Filed February 21, 2020

General

1. It appears you have made available more current financial information than otherwise required by Item 8 of Form 20-F. In this regard, please revise to include interim financial information for the period ended December 31, 2019 and update the affected sections of the filing as applicable.
 Fraser Atkinson
GreenPower Motor Company Inc.
February 28, 2020
Page 2

       You may contact Aamira Chaudhry at 202-551-3389 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Laura Nicholson at 202-551-3584 with any other questions.



FirstName LastNameFraser Atkinson                       Sincerely,
Comapany NameGreenPower Motor Company Inc.
                                                        Division of Corporation
Finance
February 28, 2020 Page 2                                Office of Manufacturing
FirstName LastName